ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 3 April 2007, in connection with Orkla's option programme, 2,000 options were exercised at a strike price of NOK 136.00.

A total of 1,798,602 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 177,400 synthetic options of the cash bonus programme.

Orkla holds 2,188,425 of its own shares.

Orkla ASA
Oslo, 4 April 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 3 April 2007, in connection with Orkla's option programme, 2,000 options were exercised at a strike price of NOK 136.00 and 1,000 options to a strike price of NOK 135.00.

A total of 1,800,602 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 177,400 synthetic options of the cash bonus programme.

Orkla holds 2,190,425 of its own shares.

Orkla ASA
Oslo, 3 April 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

TRADE SUBJECT TO NOTIFICATION

On 2 April 2007, in connection with Orkla`s option programme, 3,000 options were exercised at a strike price of NOK 135.00. In addition 3 000 synthetic options were exercised at a price of NOK 102.55.

A total of 1,803,602 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 280,000 underlying shares in the hedge-position related to the remaining 177,400 synthetic options of the cash bonus programme.

Orkla holds 2,193,425 of its own shares.

Orkla ASA
Oslo, 3 April 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

END